NEW JERSEY DEPARTMENT OF THE TREASURY
DIVISION OF REVENUE AND ENTERPRISE SERVICES

CERTIFICATE OF FORMATION

MARY AND JOSEPH MOVIE LLC
0450854653

The above-named DOMESTIC LIMITED LIABILITY COMPANY was duly filed in accordance with New Jersey State Law on 08/25/2022 and was assigned identification number 0450854653. Following are the articles that constitute its original certificate.

1. **Name:**
   MARY AND JOSEPH MOVIE LLC

2. **Registered Agent:**
   UNITED STATES CORPORATION AGENTS, INC.

3. **Registered Office:**
   330 CHANGEBRIDGE RD STE 101
   PINE BROOK, NEW JERSEY 07058

4. **Business Purpose:**
   ANY LEGAL PURPOSE.

5. **Duration:**
   PERPETUAL

6. **Effective Date of this Filing is:**
   08/25/2022

7. **Members/Managers:**
   STEVEN DAY
   160 19TH STREET
   UNION CITY, NEW JERSEY 07087

8. **Main Business Address:**
   160 19TH STREET
   UNION CITY, NEW JERSEY 07087

   Signatures:

   TODD MCREYNOLDS
   AUTHORIZED REPRESENTATIVE



Certificate Number : 4182443988
Verify this certificate online at
https://www1.state.nj.us/TYTR_StandingCert/JSP/Verify_Cert.jsp

IN TESTIMONY WHEREOF, I have
hereunto set my hand and
affixed my Official Seal
25th day of August, 2022

Elizabeth Maher Muoio
State Treasurer